Exhibit 99.106

PROMETIC LIFE SCIENCES INC.

(the “Corporation”)

NOTICE OF CHANGE OF AUDITOR

(the “Notice”)

To:	Ernst & Young LLP

And To:         PricewaterhouseCoopers LLP

1.

The directors of the Corporation do not propose to re-appoint Ernst & Young LLP, Chartered Professional Accountants (the “Former Auditor”), as auditors for the Corporation at the next Annual General and Special Meeting of Shareholders scheduled for June 19, 2019; and

2.

The directors of the Corporation propose to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants (the “Successor Auditor”), as successor auditors of the Corporation, in place of the Former Auditor, effective on June 19th, 2019.

In accordance with National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), the Corporation confirms that:

1.	The Former Auditor has not been proposed for reappointment as auditor of the Corporation;

2.

The Former Auditor was initially appointed auditors of the Corporation effective May 5th, 2010. There were no reservations in the Former Auditor’s Reports on the Corporation’s consolidated financial statements for the two most recently completed fiscal years nor for any period subsequent thereto for which an audit report was issued and preceding the date hereof.

3.	In the opinion of the Board of Directors of the Corporation, no “reportable event” as defined in NI 51-102 has occurred since the date of the Former Auditor’s appointment; and

4.	The Notice and Auditor’s Letters have been reviewed by the Audit Committee and the Board of Directors of the Corporation.

Please advise the Board of Directors of the Corporation in writing whether or not you agree with the information in this notice.

DATED the 7th day of May, 2019

PROMETIC LIFE SCIENCES INC.

Per:	“Kenneth Galbraith”
Kenneth Galbraith Chief Executive Officer